cm 11/30

AA 11-30-04

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

11/24

OMB Number:	3235-012
Expires:	October 31, 196
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04014301

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 4 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5

SEC FILE NUMBER
8-46437

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Engel & Partners Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (DO NOT USE P.O. BOX. NO.)

300 Albany Street, Suite 5J
(No. and Street)

New York, NY 10280-1406
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis H. Blackinton 561-998-0700
(Area Code - Telephone No.)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Fedder & Silverman 301-652-9100
(Name - if individual, state last, first, middle name)

7700 Old Georgetown Road Bethesda MD 20814-6224
(Address) (City) (State) (Zip Code)

RECEIVED
FEB 27 2004
U.S. SECURITIES AND EXCHANGE COMMISSION
NORTHEAST REGIONAL OFFICE
BROKER-DEALER ... PROGRAM

AA

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410(2-89)

PROCESSED
DEC 0 2 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Dennis H. Blackinton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Engel & Partners Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Treasurer
Title

Notary Public

REGINA E. HILL
Notary Public - State of Florida
My Commission Expires Jun 26, 2005
Commission # DD021231

This report II contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition. (Statement of cash flows)
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3..
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report of Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).*

Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

7700 Old Georgetown Road, Suite 400
Bethesda, MD 20814-6224
301.652.9100 Phone
301.652.1848 Fax
www.rfs.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Engel & Partners Inc.

We have audited the accompanying statement of financial condition of Engel & Partners Inc. as of December 31, 2003, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Engel & Partners Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Fedder & Silverman

Bethesda, Maryland
February 4, 2004

ATLANTA • BALTIMORE • BETHESDA • CHARLOTTE • SACRAMENTO

Engel & Partners Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Current assets		
Cash	$	20,169
Accounts receivable		5,000
Total current assets		25,169
Fixed assets		
Furniture, fixtures and equipment, net of accumulated depreciation of $11,116		599
Total fixed assets		599
Total assets	$	25,768

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	42
Total liabilities		42
Stockholder's equity		
Common stock, $1 par value; authorized 1,000 shares; issued and outstanding 100 shares		100
Additional paid-in capital		54,389
Retained earnings (deficit)		(28,763)
Total stockholder's equity		25,726
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	25,768

See notes to financial statements

Engel & Partners Inc.

STATEMENT OF INCOME

Year ended December 31, 2003

Revenue	
Consulting fees	$ 75,763
Total revenue	75,763
Expenses	
Office expense	7,048
Interest expense	141
Depreciation	509
Dues and subscriptions	455
Insurance and benefits expenses	6,451
Telephone	2,721
Accounting and legal expenses	6,900
Travel expense	689
Taxes, licenses and NASD fees	2,671
Total expenses	27,585
Net income	$ 48,178

See notes to financial statements

Engel & Partners Inc.

STATEMENT OF STOCKHOLDER'S EQUITY

Year ended December 31, 2003

	Common Stock		Additional paid-in capital	Retained earnings (deficit)	Total
	Shares	Amount			
Balance, December 31, 2002	100	$ 100	$ 47,039	$ (37,312)	$ 9,827
Contributions	-	-	7,350	-	7,350
Distributions	-	-	-	(39,629)	(39,629)
Net income	-	-	-	48,178	48,178
Balance, December 31, 2003	100	$ 100	$ 54,389	$ (28,763)	$ 25,726

See notes to financial statements

Engel & Partners Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2003

Cash flows from operating activities		
Net income	$	48,178
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		509
Changes in assets and liabilities		
Increase in accounts receivable		(5,000)
Increase in accounts payable		42
Net cash provided by operating activities		43,729
Cash flows from financing activities		
Capital contributions		7,350
Distributions to shareholder		(39,629)
Payments on line of credit		(12,000)
Net cash used in financing activities		(44,279)
NET DECREASE IN CASH		(550)
Cash, beginning		20,719
Cash, end	$	20,169
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	141

See notes to financial statements

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Engel & Partners Inc. (the "Company") was incorporated as a New York corporation on April 19, 1993 in order to package, sell, refinance and restructure government-related mortgages and projects; participate in bond and tax credit finance; provide services to state and local agencies and not-for-profit sponsors; and perform planning, development, and financial consulting. The Company limits its broker/dealer operations to those described in paragraphs (a)(2)(ii), (iii) and (iv) of SEC Rule 15c3-1. More specifically, securities activities are limited to consulting services relating to the development, community planning, and municipal bond restructuring for specific sites such that customer funds or securities are not handled by the Company.

Revenue Recognition

Fees are recognized by the Company when earned.

Fixed Assets

Fixed assets are carried at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives by use of the straight-line method.

Income Taxes

No income taxes have been provided as the Company has elected to be taxed as an S Corporation. The Company's income or loss is allocated to the stockholder for income tax purposes. If the Company's income tax returns are examined by the Internal Revenue Service or state taxing authority and such an examination results in a change in the Company's taxable income (loss), such change will be reported to the stockholder.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

NOTE B - LINE OF CREDIT

The Company entered into a Line of Credit arrangement with J.P. Morgan Chase in the maximum amount of $60,000. The line bears interest at 5.75% and has no expiration date. As of December 31, 2003, the line has been paid down to zero and interest expense charged to operations was $141.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Act of 1934 which requires that the aggregate indebtedness shall not exceed 15 times net capital, as defined. At December 31, 2003, the Company's net capital was $20,127 and the required net capital was $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was .20%.

SUPPLEMENTAL INFORMATION

Engel & Partners Inc.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	25,726
Deductions and/or charges:		
Non-allowable assets from statement of financial condition		5,599
Net capital	$	20,127
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Net capital		20,127
Excess net capital	$	15,127
Excess net capital at 1000% (net capital less 10% at aggregate indebtedness)	$	20,123
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition	$	42
Ratio of aggregate indebtedness to net capital		0.20%

There are no material differences between the above computations and the Company's corresponding unaudited filing.

Engel & Partners Inc.

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption under provisions of Rule 15c3-3k(2), and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

Engel & Partners Inc.

SIPC ASSESSMENT

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 for the year ended December 31, 2003. This assessment has been paid as of December 31, 2003.

Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

7700 Old Georgetown Road, Suite 400
Bethesda, MD 20814-6224
301.652.9100 Phone
301.652.1848 Fax
www.rfs.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Engel & Partners Inc.

In planning and performing our audit of the financial statements and supplemental information of Engel & Partners Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ATLANTA • BALTIMORE • BETHESDA • CHARLOTTE • SACRAMENTO

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Fedder & Silverman

Bethesda, Maryland
February 4, 2004